

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

K. Bryce Toussaint
Chief Executive Officer and Director
Principal Solar, Inc.
100 Crescent Court
Suite 700
Dallas, TX 75201

   Re: Principal Solar, Inc.
     Amendment No. 3 to Offering Statement on Form 1-A
     Filed October 28, 2020
     File No. 024-11253

Dear Mr. Toussaint:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No, 3 to Offering Statement on Form 1-A

Executive Compensation, page 39

1. We note your revised disclosure that the table on page 39 represents information regarding the total compensation of your officers and directors for the period ended June 30, 2020. Please revise to clarify Mr. Toussaint's annual compensation as executive officer and director during your last completed fiscal year. In addition, describe the compensation to be paid under the employment agreements with your executive officers. Refer to Item 11 of Part II of Form 1-A.

K. Bryce Toussaint
Principal Solar, Inc.
November 5, 2020
Page 2

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-6548 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Donnell Suares, Esq.